

June 25, 2020

Derrick A. Jensen
Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, Texas 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **File No. 001-13831**

Dear Mr. Jensen:

We have reviewed your June 1, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2020 letter.

Form 10-K for the year ended December 31, 2019

Notes to Consolidated Financial Statements
14. Commitments and Contingencies
Peru Project Dispute, page 104

1. We note your discussion of the background. Please address the following regarding the two separate contracts with PRONATEL.
   - Please summarize for us the material terms of the contracts with PRONATEL. Your response should address, but not be limited to, your rights and obligations, description of the termination provisions and the nature of enforceable right to payment upon termination, what constitutes delay or default and the operation of the contract in a delay or default, and ownership and control of the network during the design and construction phase.
   - Please summarize the nature of the challenges and delays for which relief was

      provided, summarize the challenges, delays and events that led to termination and tell us the status of the contracts at termination.

- Please describe the contract provisions related to liquidated damages and tell us how the amount of liquidated damages will be determined. In addition, tell us if this is a matter specified by contract and whether it is pending the results of arbitration.
- Please tell us how the amount of equitable true-up will be determined. In addition, tell us if this is a matter that is pending the results of arbitration.

2. We note your discussion of the background. Please address the following regarding the advance payment bonds and performance bonds:

- Please summarize the parties to and material terms of the advance payment bonds and performance bonds. Your response should address, but not be limited to, the exercise provision of the bonds and your obligation to reimburse the surety.
- It appears that you determined exercise of the advance payment and performance bonds trigger a right under the two separate contracts between Redes and PRONATEL. Please tell us the terms of the bonds or contracts that support that conclusion.

3. With respect to the contract asset that existed at termination:

- Please tell us how you considered the impact from the termination of the contract on your determination that the asset continues to be a contract asset after termination. For example, if future performance was a condition of the contract asset and such performance is precluded by contract termination, tell us what contract provision supports the existence of an asset upon termination, in what amount, and to what extent did contract termination change the character of the asset. Within your response, reference the authoritative accounting literature that management relied upon.
- Please tell us why you believe the contract modification guidance in ASC 606 example 9 is applicable to a contract termination.

4. Please provide a more fulsome accounting analysis, with citation to authoritative literature and applicable contract terms, to support your accounting for the $112 million the Company paid to the surety. Please address in your analysis, but do not limit it to, the following:

- The journal entries you used to record the settlement of the Company's contract liability to the surety and, if not recognized in the statement of operations, the authoritative literature that supports this determination.
- The on demand nature of the bonds and whether your right to payment from PRONATEL, which you indicate is triggered by your payment to the surety, is contingent or alternatively required by law or contract.
- That the bonds secured the performance of the Company of its obligations to provide goods and services under its contracts with PRONATEL.
- The timing of contract termination (April 2019) relative to the timing of the Company's incurrence of a liability to the surety (May 2019).

- The authoritative guidance supporting your accounting and the consideration you gave to the applicability of (1) ASC 606, including, but not limited to, its requirements for contract combination, variable consideration, and consideration payable to a customer, (2) ASC 450-30, and (3) ASC 450-20, including the additional sources of guidance in ASC 410-30-35-9 and SAB Topic 5Y related to claims for loss recoveries that are subject to litigation..
- The possible alternative accounting treatments you considered and rejected and the reasons why.

5. Please clarify for us the components of the $120 million net receivable that is reflected on your balance sheet and the journal entries you booked to recognize it.

6. Please clarify for us the components of the $79.2 million charge on your 2019 income statement. In addition, with respect to the $48.8 million reduction in revenue, tell us your basis in U.S. GAAP for the reversal of revenue. In this regard, tell us how this reversal of revenue as well as the other components of the charge are consistent with your assertion that you have enforceable rights against PRONATEL.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeremy Moore